1875 K Street, N.W. Washington, DC 20006-1238

February 17, 2026	Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 539

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 539 to the registration statement of the Company filed on December 22, 2025, pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Euro High Yield Corporate Bond USD Hedged ETF (the “Fund”), a series of the Company.

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Company on January 29, 2026. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus effective as of the date of this letter unless otherwise defined herein.

Comment 1:

The disclosure under the “Principal Investment Strategies” section of the prospectus references the number of countries or regions in the Underlying Index as of October 31, 2025, but does not indicate the number of issuers. Please disclose under “Principal Investments Strategies” the number of issuers in the Underlying Index as of October 31, 2025.

Response:

The Company has added a sentence in the Principal Investment Strategies section of the prospectus noting the number of index components as of November 3, 2025 (the date when the Fund adopted its current Underlying Index).

Comment 2:

The disclosure under “Principal Investment Strategies” states that the Fund will concentrate in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated. If the Underlying Index is currently concentrated, please disclose the industry and related risks. Otherwise, consider making a disclosure under Item 9. See First Australia Fund SEC Staff No-Action Letter (pub. avail. Jul. 29, 1999) (“First Australia”).

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

February 17, 2026

Response:

The Company respectfully refers the Staff to the existing disclosure on page S-2 of the Fund’s Summary Prospectus that states that “[a]s of October 31, 2025, a significant portion of the Underlying Index is represented by securities of issuers in the communications, consumer goods and services and industrials industries or sectors.” The Company makes an assessment that a risk factor should be included in the Summary Prospectus if it believes there is significant exposure to a particular industry or sector in the Underlying Index. The Company confirms that the updated registration statement will reflect the industry or sector exposure and corresponding risks as of November 3, 2025 (the date when the Fund adopted its current Underlying Index).

In addition, the Fund notes that First Australia indicates that Section 8(b)(1) of the Investment Company Act of 1940, as amended, permits a fund to implement a concentration policy that allows for some degree of discretion in the concentration of its investments, provided that the circumstances under which such fund’s manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in its registration statement. The Company believes the Fund’s concentration policy of only concentrating the Fund’s investments to the same extent the Underlying Index is concentrated is consistent with First Australia because such policy provides a clear and objective limitation for when the Fund may concentrate its investments.

Comment 3:

Please explain how the Company determined that the Fund’s benchmark indices satisfy the definition of appropriate broad-based securities market indices under Instruction 6 to Item 27A(d)(2) of Form N-1A.

Response:

The Company believes that the ICE BofA Global Fixed Income Markets Index (the “ICE Global Index”) is an appropriate broad-based securities market index for the Fund, in accordance with Instruction 6 to Item 27A(d)(2) of Form N-1A. The Fund seeks to track the investment results of the Bloomberg Pan-European High Yield (Euro) TR Index Hedged USD (the “Underlying Index”). The Underlying Index measures the performance of a subset of the global fixed income market (i.e., fixed-rate, high-yield Euro-denominated corporate bonds, excluding debt from issuers that have an emerging market country of risk).

The ICE Global Index is representative of the global fixed income market, tracking the performance of developed and emerging market investment grade and sub-investment grade debt issued in the major domestic and eurobond markets, including sovereign, quasi-government, corporate, securitized and collateralized securities. The global fixed income market is the overall applicable market in which the Fund invests, and the ICE Global Index is thus an appropriate broad-based securities market index for the Fund.

*     *     *

Securities and Exchange Commission

February 17, 2026

If you have any questions or need further information, please call me at (202) 303-1020.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Timothy Kahn

Michael Gung

George Rafal

Toree Ho

Benjamin J. Haskin

Jacob Olliffe

Haofei Liu